December 13, 2023

Re:	Consolidated Communications Holdings, Inc.

Schedule 13E-3 filed November 20, 2023

File No. 005-80886

Preliminary Proxy Statement filed November 20, 2023

File No. 000-51446

Dear Mr. Duchovny:

Consolidated Communications Holdings, Inc. (the “Company”) has filed today this letter and the Company’s amended Schedule 13E-3 (the “Amended Schedule 13E-3”) and amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) via EDGAR to the U.S. Securities and Exchange Commission (the “SEC”). This letter, the Amended Schedule 13E-3 and the Amended Preliminary Proxy Statement set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated December 8, 2023 (the “Comment Letter”), relating to the Company’s Schedule 13E-3 and Preliminary Proxy Statement submitted to the SEC on November 20, 2023.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in the Company’s responses but not defined herein have the meanings given to such terms in the Amended Schedule 13E-3 and the Amended Preliminary Proxy Statement, as applicable.

Schedule 13E-3

General

1.	Please provide us your detailed legal analysis as to why the controlling persons of the Searchlight entities and BCI are not included as filing persons in the Schedule 13E-3.

Response: In response to the Staff’s comment, Eric Zinterhofer, the sole member of Searchlight III CVL GP, LLC, has been included as a filing person in the Amended Schedule 13E-3.

BCI respectfully advises the Staff that the Filing Persons carefully considered the issue of whether BCI should be included on the Schedule 13E-3 and had determined that BCI should not on the basis that BCI is not an “affiliate” of either the Company or any Filing Persons.

Schedule 13E-3 is applicable to the issuer of the subject securities (here, the Company) and each of the issuer’s affiliates engaged in the subject transaction (here, the Filing Persons). Rule 13e-3(a)(1) defines affiliate as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”

Rule 12b-2 defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. The Staff has consistently taken the position that the determination of “control” is dependent on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. As a result, resolution of this issue necessarily turns on the specific facts and circumstances surrounding each situation.

We note for the Staff that BCI (a) does not beneficially own any of the common stock or other securities of the Company, and (b) does not have any right to representation on the Board, and therefore, is not able to direct the management or policies of the Company. Thus, per the Staff’s guidance, BCI determined that BCI should not be deemed to “control,” or be an “affiliate” of, the Company.

We note for the Staff that although the equity commitment letter provided by BCI commits it to indirectly acquiring equity securities of Parent in connection with consummation of the transactions contemplated by the Merger Agreement, (a) BCI does not beneficially own any equity securities of Parent (Parent is, and prior to consummation of the transactions contemplated by the Merger Agreement will be, wholly-owned by Searchlight III CVL), and (b) the equity committed by BCI pursuant to such equity commitment letter is limited to 23.53% of the total committed equity financing (as compared to the 76.47% committed by certain affiliates of the Searchlight Filers pursuant to their equity commitment letter). We do note for the Staff that BCI is a limited partner in Searchlight Capital III CVL Co-Invest Partners, L.P., a Delaware limited partnership that owns approximately 43.34% of the limited partner interests in Searchlight III CVL; however, BCI is a passive limited partner with no rights to take part in the management or control of the business of Searchlight Capital III CVL Co-Invest Partners, L.P., which is managed and controlled by Searchlight III CVL GP.

Finally, aside from the limited negative consent rights over material modifications to the transactions contemplated by the Merger Agreement, which are set forth in the Interim Investors Agreement included as Exhibit (d)(iii) of the Amended Schedule 13E-3, BCI does not maintain any relationship, contractual or otherwise, that would provide control or would be deemed to be control of Parent, Merger Sub, Searchlight III CVL or Searchlight III CVL GP. Thus, per the Staff’s guidance, BCI determined that BCI should not be deemed to control, or be an affiliate of, Parent, Merger Sub, Searchlight III CVL or Searchlight III CVL GP.

As noted above, only an issuer and its affiliates engaged in the subject transaction are required to be filing persons and, based on the facts noted above, when taken together, BCI determined that BCI was not an affiliate of the Filing Persons and thus was not required to be a filing person on the Schedule 13E-3.

Preliminary Proxy Statement

Summary Term Sheet, page 1

2.	Please revise the Summary and Q&A sections to shorten them and to avoid duplication.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Summary Term Sheet” section beginning on page 1 of the Amended Preliminary Proxy Statement and the “Questions and Answers About the Special Meeting and the Merger” beginning on page 10 of the Amended Preliminary Proxy Statement.

3.	Please fill in the blanks throughout the proxy statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure in the Amended Preliminary Proxy Statement to fill in the blanks throughout the Amended Preliminary Proxy Statement, other than with respect to matters that are not determined or known at this time (such as the record date and the time and date of the special meeting).

Reasons for the Merger, page 42

4.	Please revise this section as well as the corresponding section for the Searchlight Entities (page 74) to provide the disclosure listed in Instruction 2 to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on pages 40 and 67 of the Amended Preliminary Proxy Statement has been revised.

Certain Financial Forecasts, page 48

5.	We note that you disclosed a summary of the financial forecasts. Please revise your disclosure to include the full financial forecasts. Also, please disclose the material assumptions made for each disclosed Plan.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure to summarize the material assumptions made for each disclosed Plan on page 41 of the Amended Preliminary Proxy Statement. The Company respectfully advises the Staff that it does not believe it is necessary to revise the financial forecasts disclosure further. Management prepared certain additional financial forecasts; however, the preparation of such information involved a significant amount of management judgments and assumptions, and management does not view this information as helpful or beneficial to the Company stockholders. The Company believes that the summary of the financial forecasts included in the Amended Preliminary Proxy Statement reflects all of the material information that was relied upon by the Company and the Special Committee in evaluating the transaction, and no additional financial forecasts were materially relevant to the analysis of the merger.

Opinion of Rothschild & Co US Inc., page 55

6.	Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the enterprise value for each selected company that is the basis for the multiples disclosed on page 59 with respect to the Selected Public Company Analysis and (ii) the enterprise value for each transaction that resulted in the multiples disclosed on page 61 with respect to the Selected Precedent Transactions Analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 52-54 of the Amended Preliminary Proxy Statement.

Materials Provided to Searchlight Entities by Goldman Sachs and JPM, page 68

7.	We note, on page 71, that the fee payable to Goldman Sachs is to be determined prior to the consummation of the transaction. Please provide an update, if available, or disclose whether there is a cap to the fee that the SL Investor is considering or a formula that it will apply to calculate the fee.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amended Preliminary Proxy Statement to reflect the fee that has been agreed between Goldman Sachs and Searchlight III CVL (SL Investor).

Interests of the Company’s Directors and Executive Officers in the Merger, page 83

8.	Please provide the merger proceeds to be received by each director and officer for shares owned.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78-79 of the Amended Preliminary Proxy Statement.

Form of Proxy Card, page F-1

9.	Please revise the form of proxy to clearly mark it as “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has marked the form of proxy as preliminary and subject to completion in the Amended Preliminary Proxy Statement.

*                *                *

If you have any questions or comments with respect to the Amended Schedule 13E-3, the Amended Preliminary Proxy Statement or this response letter, please do not hesitate to contact me by telephone at (212) 474-1964 or by email at rtownsend@cravath.com.

Very truly yours,

/s/ Robert I. Townsend
Robert I. Townsend

Daniel Duchovny

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Ryan Maierson

Ryan Lynch

Latham & Watkins LLP

811 Main Street

Houston, TX 77002

Steven A. Cohen

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

VIA E-MAIL